EXHIBIT 99.1

SHARPLINK GAMING WELCOMES NEW CHIEF FINANCIAL OFFICER TO EXECUTIVE LEADERSHIP TEAM

\MINNEAPOLIS – (GLOBE NEWSWIRE) – August 17, 2022 – SharpLink Gaming Ltd. (Nasdaq:SBET) (“SharpLink” or the “Company”), a pioneer of targeted, data-driven user engagement and conversion solutions for the U.S. sports betting and iGaming industries, today announced that Robert DeLucia, CPA has been named as SharpLink’s new Chief Financial Officer (“CFO”), effective August 22, 2022. DeLucia is replacing the Company’s former CFO, Brian Bennett, who is electing to leave the Company to pursue new career opportunities.

Rob Phythian, Co-Founder and Chief Executive Officer of SharpLink, stated, “Bob is a proven CFO with a superior track record of delivering results and creating value for a wide range of public and private companies spanning a range of global industries. We believe he is a high impact executive who brings us a compelling blend of strategic and capital management discipline, well-honed operating skills in high growth environments and deep expertise in mergers and acquisitions, capital formation, audit oversight and implementations, and SEC reporting and compliance. We are delighted to welcome Bob to the SharpLink leadership team and really look forward to working in close collaboration with him to move SharpLink through its next phase of exciting growth.”

Continuing, Phythian noted, “In addition, on behalf of SharpLink’s Board of Directors and executive management team, I would like to thank Brian Bennett for his tireless efforts as our CFO over the past year and wish him continued success in his future endeavors.”

Prior to joining SharpLink, DeLucia was recruited as Interim Chief Financial Officer of Neon Logistics, LLC where he was tasked with leading the Company’s financial restatements and transition to U.S. GAAP accounting. From February through December 2022, he was Chief Accounting Officer at GTT Communications, a tier one Internet backbone service supplier. Among his many accomplishments at GTT, he was credited for leading the Company’s financial restructuring and served as one of the leaders of the $2 billion sale of its fiber backbone division.

Previously, he served as Controller of Eastern Airlines during its business reboot from January 2020 through November 2020. From October 2016 through 2019, he worked at Tarsus CFO Services, providing fractional CFO services to primarily mid-sized private equity firms; and from December 2011 through April 2016, he was Corporate Controller and Divisional CFO of Taurus Aerospace Group and Aviation Technical Services. Earlier in his career, DeLucia served in various senior financial roles at Digital Bridge Communications (September 2010 – March 2012), MOD Systems Incorporated (January 2010 – September 2010), Clearwire Communications (Nasdaq: CLWR) (April 2007 – June 2009), Adelphia Communications (August 2002 – March 2007) and McCann Erickson World Group (September 1998 to March 2002). Following his graduation from Robert Morris University, where he earned both Bachelor of Arts and Bachelor of Science degrees, DeLucia served as an Audit Senior Manager at KPMG and Arthur Anderson from June 1985 through September 1998.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:	SHARPLINK MEDIA RELATIONS:
SharpLink Gaming Ltd.	Hot Paper Lantern
Dodi Handy, Director of Communications	Michael Adorno, Vice President, Communications
Phone: 407-960-4636	Phone: 212-931-6143
Email: ir@sharplink.com	Email: madorno@hotpaperlantern.com